April 12 2006


Mr. Russell Mancuso
Branch Chief
Division of Corporation Finance
Mail Stop 6010
U.S. Securities and Exchange Commission
Washington, D.C.  20549

         Re:    Garb Oil & Power Corporation
                Preliminary Revised Information Statement
                Filed December 15, 2005, February 3, 2006,
                And March 17, 2006
                File No. 0-14859

                Attention: Tom Jones

Dear Sir:

         Enclosed is the preliminary revised information statement. We have made no changes from the informal filing of March 28, 2006, other than changing the date of the information statement and the projected date of the mailing (the changes were from March to April 2006). Our responses to your comments in your letter of March 17, 2006, remain the same and are consistent with the informal filing. We request that we receive permission and approval to print and mail the information statement as soon as possible. Previously on approximately December 15, 2005, we filed the proposed Articles of Amendment to the Article of Incorporation. Our response to your March 17 comments follow:

Comment No. 1. Purpose of the Increase in Authorized Capital, page 4.

         1. Please refer to prior comment 3. Please clarify whether the statement in the second paragraph on page that "Generally speaking the per shares value are one-half of the low bid price on the date of the issuance" applies only to transactions discussed in that paragraph or to the other issuances on pages 4 and 5.

Response to Comment No. 1.

         This comment has been adopted. On pages 4 and 5 there is an expanded paragraph which explains the valuations for the shares issued and the transactions that were not valued at one half of the low bid price on the date of issuance and that these two transactions were negotiated.
(Hamilton and Drammis transactions.)

         Also, we provide the following supplemental information:

The following table show the transaction, the price per share of the transaction, and the low bid price on the date of issuance.

Transactions              Date              Price per share   Low bid issue date
------------              ----              ---------------   ------------------
Debt conversion:
Hamilton                  6-15-05                 .10                .15

Sale of stock:
John Drammis               9-6-05                 .07

Loans and Loan Fees:
Robert Taylor             7-15-05                 .075               .15
Rodaric Group             7-15-05                 .075               .15
Frank Gillen              7-15-05                 .075               .15

Consultants:
Hildegarde Mattare        5-06-05                 .04                .08
Import Marketing          10-13-05                .10                .05
Import Marketing          9-6-05                  .08                .04
Monty Hamilton            10-13-05                .10                .05

Comment No. 2.

         Please refer to prior comments 4 and 5. Please tell us how you intend to repay your debt obligations and accrued salary since 1991 of your chief executive officer and former president mentioned in amendment no. 1 to your information statement.

Response to Comment No. 2.

         This comment has been adopted. A paragraph regarding the repayment of the outstanding obligation has been added. See page 6, sixth paragraph.

         Also, on page 3 is a table showing the shares which the Company may issue before and after the Amendment as well as the shares reserved before and after the Amendment. Even though the Company is obligated to issue the shares to GCA, it has no authorized shares from which to reserve or to issue the shares to GCA.

Comment No. 3. Please tell us why you removed the disclosure that several of the loans mentioned on page 5 became part of the October 7 loan. Also tell us why you changed the dates of the transactions.

Response to Comment No. 3.

         It is explained which loans became the October 7 loan. See page 6. The July 15 date was used because that is the date the Company was obligated to issue stock for the loan fees. The disclosure regarding the loans has been modified and now has the dates when the loan agreements were entered into as well as the dates the Company was obligated to issue shares for the loan fees.

         Please advise us if you have any questions or comments or if we have permission to file a definitive information statement and print and mail the information statement as soon as possible. Thank you for your assistance.


                                                     Very truly yours,

                                                      /s/ Wallace T. Boyack
                                                     ---------------------------
                                                     Wallace T. Boyack